

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2017

Spiro Rombotis
Chief Executive Officer
Cyclacel Pharmaceuticals, Inc.
200 Connell Drive, Suite 1500
Berkeley Heights, NJ 07922

> **Re: Cyclacel Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 26, 2017**
> **File No. 333-218305**

Dear Mr. Rombotis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 26, 2017

Facing Page

1.   Please revise the fee table to calculate the registration fee based on each of the securities being offered. Please refer to Question 240.06 of the Securities Act Rules Compliance and Disclosure Interpretations for guidance.

Cover Page

2.   Please tell us whether you will use the recent stock price listed on the cover page to determine the offering price of the units. If you will not use the recent stock price to set the offering price, then please include disclosure on the cover page indicating the factors that will be used to determine the offering price.

Incorporation of Information by Reference, page 60

3.   Please incorporate by reference your definitive proxy statement filed April 12, 2017. Please refer to Item 12(a)(2) of Form S-1 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Johnny Gharib (202) 551-3170 or Erin Jaskot at (202) 551-3442 if you have any questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Joel Papernik, Esq.